May 15, 2009
VIA EDGAR, U.S. MAIL AND FACSIMILE to (703) 813-6967
Joseph A. Foti
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:	Genuine Parts Company Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 27, 2009 File No. 001-05690
Dear Mr. Foti:
Reference is made to the Staff’s comments set forth in your letter dated May 1, 2009 to Jerry W. Nix of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which in each case follow the respective comments of the Staff as set forth in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7A. Quantitative and Qualitative Disclosures about Market Risk
1.
We note your disclosure that information required by this item is set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 3 of Notes to Consolidated Financial Statements. However, the disclosures required by Item 305 of Regulation SK, do not appear to be disclosed in either of the referenced sections. Please revise future filings to include the disclosures required by Item 305 of Regulation SK for market risks such as foreign currency exchange rate risk, using one of the three disclosure alternatives provided.

Response
The Company acknowledges that Item 305 of Regulation S-K requires both qualitative and quantitative disclosures outside the financial statements about a registrant’s exposures to market risks, to the extent those exposures are material. The Company advises the staff that the Company’s exposures to interest rate and commodity price risk are not material. However, the Company is exposed to changes in foreign currency rates with respect to foreign currency denominated operating revenues and expenses and has translation gains or losses that result from translation of the results of operations of an operating unit’s foreign functional currency into U.S. Dollars for consolidated financial statement purposes. The Company’s principal foreign currency exchange exposure relates to the Canadian Dollar, and to a lesser extent, the Mexican Peso, which are the functional currencies of our Canadian and Mexican operations, respectively. The Company will include a discussion of these issues in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations 2008
Results of Operations, page 16
2.
We note your discussion of the changes in net sales for each operating segment. Please revise future filings to also discuss and analyze cost of goods sold and other operating expenses (rather than just operating margin) for each operating segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales, by segment, would be more meaningful in assisting a reader with obtaining a better understanding of your business operations and financial performance.

Response
The Company has carefully considered the staff’s comment, along with the SEC interpretive guidance included in FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company believes the financial information and analysis provided in the Results of Operations portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 provides appropriate information for the reader to understand how management views and manages the Company’s segments.
The preparation of our consolidated financial statements requires closing adjustments to other operating expenses and cost of goods sold for the elimination of significant intercompany accounts and transactions and inventory valuation adjustments (i.e. LIFO, overhead allocations, freight, rebates, etc). While a measure of cost of goods sold and gross margin (based primarily on direct product costs) is calculated at a location level (i.e. distribution center, store, warehouse or branch), the Company does not calculate or report cost of goods sold or gross margin at a segment level. Since operating margin represents the measure by which the segments are managed, the Company believes the discussion and analysis of operating margin by segment (rather than disclosure of cost of goods sold and gross margin) enables users to see the Company through the eyes of management. This financial statement presentation is consistent with all analyst discussions, public filings, presentations, and other prepared materials describing our segment results of operations. Therefore, the Company believes the discussion of its results of operations is appropriate and consistent with how we manage our operations by segment.
3.
We note your disclosure that during 2008 you reduced the workforce by approximately 5% in an effort to properly adjust your costs to lower sales volumes, and you have initiatives in place to further reduce your expenses, including additional reductions associated with personnel costs. Please revise future filings to discuss any severance or other charges related to these activities and revise the notes to the financial statements to include the disclosures required by SFAS 146, as applicable.

Response
The Company has carefully considered the staff’s comment, along with the requirements of FASB Statement No. 146: Accounting for Costs Associated with Exit or Disposal Activities. In 2008, workforce reductions were due to eliminating job positions, plant closings, and not actively filling job positions vacated due to normal workforce attrition. Severance or other termination benefits associated with workforce reductions were limited and were insignificant to the Company’s consolidated financial statements (i.e. less than $5 million). There was no liability at year-end for such benefits as the amounts were expensed and paid prior to December 31, 2008. Additional disclosures will be made in future filings to the extent such costs are material.
Consolidated Statements of Income, page 27
4.
We note your presentation of “net sales” on the face of the statements of income. Please tell us, and revise the notes to the financial statements in future filings to disclose, the nature of any amounts recorded as reductions to revenue (e.g., return allowance, rebates, incentives, etc.). If the amounts are material, please disclose the amounts in the notes to the financial statements.

Response
The Company advises the staff that the amount of sales incentives and discounts allowed to customers is not material to the consolidated financial statements. With respect to the nature of such amounts recorded as reductions of revenue, the Company intends to include the following additional disclosure in its financial statement Note 1: Summary of Significant Accounting Policies in the Company’s Annual Report on Form 10-K for the year ending December 31, 2009:
The Company recognizes revenues from product sales upon shipment to its customers. Amounts billed to a customer for shipping and handling fees are included in net sales in the accompanying consolidated statements of income. Cash discounts allowed for prompt payment, volume rebates and other incentives provided to customers are recognized as reductions of net sales in the accompanying consolidated statements of income.
Consolidated Statements of Cash Flows, page 29
5.
We note that the net cash used in financing activities for the year ended December 31, 2008, as presented on the face of the statements of cash flows, includes an amount titled “other.” Please provide us details of, and disclose in future filings, the nature of any significant components of this amount.

Response
The Company advises the staff that the amount recorded as “other” in the financing section of the consolidated statement of cash flows for the year ended December 31, 2008 represents a bank overdraft. Bank overdrafts represent checks written by the Company that were honored by the Company’s financial institution without sufficient funds in the Company’s bank account to cover the checks. The treatment of such amounts as a financing activity is consistent with the guidance set forth in AICPA Technical Practice Aid (TIS Section 1300.15) Presentation of Cash Overdraft on Statement of Cash Flows.
The Company has renamed the line item in the consolidated statements of cash flows from “Other” to “Changes in cash overdraft position.” This change has been reflected in the Company’s Form 10-Q for the quarterly period ended March 31, 2009 and will also be reflected as such in future filings.
Notes to the Financial Statements
Note 5, Stock Options and Restricted Stock Awards, page 34
6.
We note your disclosure that you have granted SARs which represent the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. In light of the fact that it appears these are cash settled instruments, we would expect that they would be recorded as liabilities under SFAS No. 123R. Please provide us details of, and disclose in future filings, how you account for these SARs including the amounts of any liabilities recorded on the balance sheet at December 31, 2008 and 2007. We may have further comment upon receipt of your response.

Response
The Company advises the staff that the terms of the Company’s stock appreciation rights (“SARs”) require net settlement in equity shares. Therefore, in accordance with paragraph 22 of FASB Statement No. 123(R): Share-Based Payment, such awards are accounted for as equity instruments, rather than liabilities. The Company has included the following disclosure in the Company’s Form 10-Q for the quarterly period ended March 31, 2009 and intends to include such disclosure in the Company’s Annual Report on Form 10-K for the year ending December 31, 2009:
Each SAR represents the right to receive upon exercise an amount, payable in shares of our common stock, equal to the excess, if any, of the fair market value of our common stock on the date of exercise over the initial value of the grant. The terms of such SARs require net settlement in shares of common stock and do not provide for cash settlement.
We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (770) 612-2048 should you have any questions or require additional information.

Sincerely, Jerry W. Nix Vice Chairman and Chief Financial Officer

JN/jk